

Mail Stop 4546

January 4, 2017

Via E-mail
Mr. Kevin G. Lafond
Vice President – Finance, Chief Accounting
 Officer and Treasurer
ZIOPHARM Oncology, Inc.
One First Avenue
Parris Building 34
Navy Yard Plaza
Boston, Massachusetts 02129

> **Re: ZIOPHARM Oncology, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-33038**

Dear Mr. Lafond:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance